UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                               WINWIN GAMING, INC.
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                    000-21566
                                 (CUSIP Number)

                                  John Gronvall
                              237 East Front Street
                             Youngstown, Ohio 44503
                                  330-746-7550
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 14, 2004
         (Date of Event which Requires Filing Statement on Schedule 13D)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

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1.    NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)

      John Gronvall
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                   (b) [_]

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3.    SEC USE ONLY


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4.    SOURCE OF FUNDS

      PF
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(e) or 2(f)
                                                                       [_]
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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       NUMBER OF           7.    SOLE VOTING POWER 4,004,850*
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8.    SHARED VOTING POWER 306,000**
        OWNED BY           -----------------------------------------------------
          EACH             9.    SOLE DISPOSITIVE POWER 4,004,850*
       REPORTING           -----------------------------------------------------
      PERSON WITH          10.   SHARED DISPOSITIVE POWER 306,000**
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,310,850
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [_]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.97%***
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14.   TYPE OF REPORTING PERSON

      IN
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*     3,879,850 shares are held by John M. Gronvall Revocable Trust.

** The Reporting person owns 50% of the equity interest in Player's Club Partners, LLC, which owns 156,000 shares of the common stock of WinWin Gaming, Inc. and warrants to purchase 150,000 of such shares.

***   In determining the percentage of class represented by the amount in row
      (11), 150,000 shares were added to the total outstanding shares of the issuer's common stock.


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

                                EXPLANATORY NOTE

      On May 14, 2004, John Gronvall (the "Reporting Person"), the reporting person purchased 3,629,850 shares of the Common Stock (the "Shares") of WinWin Gaming, Inc. (the "Company") from Arthur Petrie (the "Seller") pursuant to the terms of a Stock Purchase Agreement (the "Stock Purchase Agreement"). The Reporting Person paid $544,477.50 for the shares, which represents a price per share of $0.15.

      The Reporting Person purchased the Shares subject to an option held by Galt Funding, LLC ("Galt"). Galt's option entitles it to purchase 500,000 shares of the Company's common stock at an exercise price per share of $0.15. If, as of June 3, 2004, the unpaid principal balance of the loan owed by Arthur Petrie to Galt pursuant to a promissory note, dated March 3, 2004 (the "Loan"), is more than $550,000, then on June 4, 2004 and on the fourth day of each subsequent calendar month until the Loan is paid in full, the number of shares of the Company's common stock for which the option is exercisable is automatically increased by 100,000 shares. If, as of June 3, 2004, the unpaid principal balance of the Loan is less than or equal to $550,000, but has not been paid in full, then on September 4, 2004 and on the fourth day of each subsequent calendar month until the Loan is paid in full, the number of shares for which the option is exercisable is automatically increased by 100,000 shares of the Company's common stock.

      The Reporting Person agreed, pursuant to the terms of the Stock Purchase Agreement, to tender 1/2 of the total number of shares subject to the exercise of Galt's option if and when Galt exercises its option. The Reporting Person will receive $0.15 per share for every share tender in connection with Galt's exercise of its option.

ITEM 1. SECURITY AND ISSUER.

      The name of the issuer is WinWin Gaming, Inc., a Delaware corporation, which has its principal executive offices at 2980 South Rainbow Boulevard, Suite 200, Las Vegas, Nevada 89146. This statement relates to the Company's common stock, $0.01 par value per share.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(f). This Schedule 13D is being filed by John Gronvall, a citizen of the United States of America. The Reporting Person's principal occupation is as an entrepreneur in the areas of resort development and sales. The address at which his occupation is conducted is 237 East Front Street, Youngstown, Ohio 44503. During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person used his personal funds to acquire the shares.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person holds his shares of the Company's common stock solely for investment. There is no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

(a)-(j) None.



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

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person is the beneficial owner of 4,310,850 shares of the Company's common stock, 3,879,850 of which are held by the John M. Gronvall Revocable Trust, representing 16.97% of the outstanding shares of the Company's common stock.

(b) The Reporting Person has the sole power to vote and dispose of 4,004,850 of the shares and shared power to vote and dispose of 306,000 of the Shares.

(c) Except for the transactions described in the Explanatory Note above, the Reporting Person did not effect any transactions in the issuer's securities in the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's securities.

(e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      As described in the Explanatory Note, the Reporting Person purchased the Shares subject to an option owned by Galt for 500,000 shares. In the event Galt exercises this option, the Reporting Person will be required to tender 1/2 of the total number of shares subject to the exercise of the option. The amount of shares issuable under the option may be increased depending on the time of the repayment of the Loan. The exercise price of the option is $0.15 per share. See the Explanatory Note above for more information regarding the option.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NUMBER DESCRIPTION

Exhibit 1 Stock Purchase Agreement, dated as of May 14, 2004, among the Reporting Person and Arthur Petrie.



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


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 14, 2004

                                            /s/ John Gronvall
                                            -------------------
                                            Name: John Gronvall


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